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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          PONTE NOSSA ACQUISITION CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    732462205
                                 (CUSIP Number)

                                  NORTON COOPER
                      FINANCIAL ENTREPRENEURS INCORPORATED
                              300 SOUTH 4TH STREET
                               LAS VEGAS, NV 89101

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JULY 16, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.                         Schedule 13D                 Page 2 of 4 pages
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1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
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         Financial Entrepreneurs Incorporated
         FEDERAL EMPLOYER IDENTIFICATION NUMBER: 86-0859043
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [  ]
                                                                      (b)   [X ]
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3)       SEC USE ONLY
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4)       SOURCE OF FUNDS*
         WC
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5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
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                           7        SOLE VOTING POWER          12,510,004 shares
NUMBER OF                  _____________________________________________________
SHARES                     8        SHARED VOTING POWER                 0 shares
BENEFICIALLY               _____________________________________________________
OWNED BY EACH              9        SOLE DISPOSITIVE POWER     12,510,004 shares
REPORTING                  _____________________________________________________
PERSON WITH                10      SHARED DISPOSITIVE POWER             0 shares
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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,510,004
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately   96%
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14)      TYPE OF REPORTING PERSON*
         CO
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Item 1.  Security and Issuer

         This statement relates to the shares of Common Stock, par value $ .001 per share (the "Shares") of Ponte Nossa Acquisition Corp., a Nevada corporation (the "Issuer"). The address of the Issuer is 18271 McDurmott West, Suite A-1, Irvine, California 92614.


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CUSIP NO.                        Schedule 13D                  Page 3 of 4 pages

Item 2. Identity and Background

         Financial Entrepreneurs Incorporated is a Nevada corporation engaged in the investment and financial services business. Its address is 300 South 4th Street, Las Vegas, NV 89101.

         Financial Entrepreneurs Incorporated has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Financial Entrepreneurs Incorporated has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Financial Entrepreneurs Incorporated acquired the shares with its working capital. A portion of the purchase price is represented by an installment payment not yet made, which will also be funded by working capital.

Item 4. Purpose of Transaction.

         Financial Entrepreneurs Incorporated acquired the securities to obtain control of the issuer. The issuer has already announced plans to merge with Visijet, Inc., a private company. Immediately following the acquisition of the shares, the existing director resigned and Financial Entrepreneurs Incorporated, acting in its capacity as principal shareholder, appointed Thomas F. DiMele and Laurence Schreiber as directors.

Item 5. Interest in Securities of the Issuer:

         Financial Entrepreneurs Incorporated beneficially owns 12,510,004 shares , including 11,288,004 shares to be delivered to it upon payment of an installment payment to the seller of the shares. The Shares beneficially owned by Financial Entrepreneurs Incorporated constitute approximately 96% of the outstanding Shares. Financial Entrepreneurs Incorporated acquired all 12,510,004 shares (as adjusted to reflect a 26 for 1 stock split) pursuant to a Stock Purchase Agreement dated as of July 16, 2001, for an aggregate purchase price of $600,000, or $ .048 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits

         7.1  Stock Purchase Agreement, dated July 16, 2001.


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CUSIP NO.                    SCHEDULE 13D                      Page 4 of 4 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

         August 21, 2001



                      Financial Entrepreneurs Incorporated, a Nevada corporation


                      By /s/ Norton Cooper
                         -------------------------------------------------
                         Norton Cooper, President